VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Michael J. Aiello Michael.Aiello@weil.com +1 212 310 8552

November 5, 2018

Perry J. Hinden

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Corium International, Inc.
Schedule TO-T
Filed October 26, 2018 by Gurnet Merger Sub, Inc. et. al
File No. 5-88092

Dear Mr. Hinden:

On behalf of Gurnet Merger Sub, Inc. (“Purchaser”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated November 2, 2018 (the “Comment Letter”) with regard to the tender offer statement on Schedule TO-T (File No. 5-88092), filed by Purchaser on October 26, 2018 (the “Schedule TO-T”). The responses are based on information provided to us by Purchaser.

Set forth below in bold are the comments contained in the Staff’s comment letter pertaining to the Schedule TO-T.  Immediately below each of the Staff’s comments is Purchaser’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter.  In addition, Purchaser is filing concurrently with this letter an amendment to the Schedule TO-T and Offer to Purchase (the “Amended Schedule TO-T”), which include revisions to the Schedule TO-T in response to the Staff’s comments below. Purchaser is also mailing to the Staff’s attention for its convenience a hard copy of this letter together with five copies of the Amended Schedule TO-T. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(i) thereto (the “Offer to Purchase”).

Offer to Purchase

1.                          Please revise the Schedule TO to include Gurnet Point L.P. on the signature page. See Schedule TO’s Instruction to Signature.

In response to the Staff’s comment, the disclosure has been revised to include Gurnet Point L.P. as a signatory on the signature page in the Amended Schedule TO-T.

2.                          Please provide us with a legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position.

We believe that the contingent value rights (the “CVRs”) described in the Offer to Purchase are not “securities” that would require registration under the Securities Act of 1933 (the “Securities Act”), but instead represent contractual rights to receive a specified payment upon the achievement of a certain milestone relating to Corplex Donepezil as further described below. In prior Staff no-action letters, the Staff has not recommended enforcement action in connection with the issuance without registration under the Securities Act of contractual contingent payment rights possessing the same key characteristics as the CVRs. As noted in Forest Laboratories, Inc. (March 25, 2011), the Staff consistently has granted such no-action relief in connection with contractual contingent payment rights in a proposed tender offer or merger if the following factors (which are applicable to the CVRs in this transaction) apply:

a.              “the rights are an integral part of the consideration to be received in the merger or tender offer and will be granted pro-rata;

b.              the rights do not represent any ownership or equity interest and do not carry voting or dividend rights or bear a stated rate of interest;

c.               the rights are non-transferable, except by operation of law or by will or intestacy;

d.              the rights will not be evidenced by any form of certificate or instrument; and

e.               any amount ultimately paid to the selling stockholders does not depend on the operating results of the surviving company or any constituent company to the merger.”

(See also, e.g., Lorimar, Inc. (November 4, 1985); Essex Communications Corp. (June 28, 1988); Slater Development Corp. (April 7, 1988); Minnesota Mining and Manufacturing Company (October 13, 1988); First Boston, Inc. (December 2, 1988); GID/TL, Inc. (March 21, 1989); Genentech Clinical Partners III (April 28, 1989); Quanex Corporation (July 28, 1989); Marriott Residence Inn Limited Partnership (February 20, 2002) and Marriott Residence Inn Limited Partnership II (May 8, 2002)).

Staff No Action Letter Precedents

The Staff has established its position for not requiring registration of contractual contingent payment rights as “securities” in the precedents listed above and described in further detail below.

For example, in Essex Communications Corp., the Staff permitted the distribution of a deferred cash consideration right as part of the consideration for Essex’s acquisition by merger of U.S. Cable Television Group without requiring that such rights be registered under the Securities Act. The value of these rights was related in part to the number of subscribers to certain cable networks, which was uncertain as of the transaction’s closing. The Staff’s decision to not recommend enforcement action was based on the following facts: (a) the rights were an integral part of the consideration to be received in the transaction; (b) the rights did not represent an ownership interest in the company; (c) the rights were not transferable except by operation of law or by will; (d) the rights were not represented by any form of certificate or instrument; and (e) any amount ultimately paid to the holders of the rights would not depend upon the operating results of the acquiring company.

In Minnesota Mining and Manufacturing Company, the Staff did not require contingent payment rights given as partial consideration for a company acquired in a stock for stock merger to be registered under the Securities Act. These rights were to be paid in shares of the company’s stock equivalent to fixed monetary amounts the value of which was dependent upon whether the acquired company was able to meet certain revenue targets in the future, and upon the amount of future revenues generated by sales of products developed by the acquired company. The Staff cited the following facts as being particularly relevant to its decision: (a) the rights were an integral part of the consideration to be received in the merger; (b) the holders of the rights were to have no rights common to stockholders such as voting and dividend rights; (c) the rights bore no stated rate of interest; (d) the rights were not assignable or transferable except by operation of law; and (e) the rights were not represented by any form of certificate or instrument.

In Slater Development Corp., the Staff did not require deferred cash consideration rights constituting part of the consideration in a merger to be registered under the Securities Act. The holders of these rights were entitled to receive a percentage of certain funds, the amount of which depended upon the resolution of a lawsuit. The Staff cited the same facts as in Essex as being particularly salient to its decision.

In Genentech Clinical Partners III, the Staff did not require registration of contingent payment rights, which were partial consideration for an acquisition, were calculated as a percentage of the net revenue from future sales in the United States of America of products containing a certain ingredient, to not be registered under the Securities Act. The Staff, in making its decision, “particularly noted that the rights are an integral part of the consideration to be received by selling security holders in the proposed transaction; any amount ultimately payable pursuant to the rights is not dependent on the operating results of Genentech, Inc.; the rights will not be transferable except by operation of law; the rights carry no voting or dividend rights and do not bear a stated rate of interest; the rights will not be represented by any form of certificate or instrument; and the rights will not represent any equity or ownership interest in Genentech, Inc. or the Partnership.”

Recent Transactions

The Staff’s position, reflected in the no-action letters listed and described above, has been relied upon in subsequent transactions involving contractual contingent value rights that were not registered as “securities” under the Securities Act, including contingent payments conditioned upon the achievement of regulatory and/or commercialization related milestones similar to the milestone required in this transaction.

In its October 2008 acquisition of Lev Pharmaceuticals, ViroPharma, Incorporated’s consideration consisted of an upfront cash payment, a fraction of a share of ViroPharma common stock and a non-transferable contingent value right entitling the holder to receive up to two cash payments, payable upon the achievement of certain regulatory and commercial milestones. The first contingent payment was payable upon approval by the

FDA of Lev’s Cinryze product and the second contingent payment was payable when Cinryze reached at least $600 million in cumulative net product sales within a delineated time period.

In December 2008, Ligand Pharmaceuticals Incorporated acquired Pharmacopeia, Inc. In that acquisition, Ligand agreed to pay Pharmacopeia stockholders a specified amount of cash, shares of common stock of Ligand and a contingent value right entitling such Pharmacopeia stockholders to an aggregate cash payment of $15 million if Ligand entered into a license, sale, development, marketing or option agreement with respect to any product candidate from Pharmacopeia’s dual angiotensin and endothelin receptor antagonist program on or prior to December 31, 2011.

When Endo Pharmaceuticals Holdings Inc. purchased Indevus Pharmaceuticals, Inc. in March 2009, the merger consideration comprised an upfront cash payment and a non-transferable contingent value right to receive up to an additional $3.00 per share for certain milestones relating to Nebido, an Indevus product. The first contingent payment was payable upon FDA approval of the product, with the amount of payment depending on whether the product was subject to a specified type of label. The full amount of this payment would be payable either upon FDA approval without such label, or if the product was subject to such label, upon achievement of a certain sales target for the product. The second contingent payment would become payable if the FDA approved an additional specified product within a given time frame.

In Forest Laboratories’ April 2011 acquisition of Clinical Data, Forest agreed to pay Clinical Data shareholders $30.00 per share in cash plus grant contractual contingent rights to receive up to an additional $6.00 per share in cash payments contingent upon the achievement of certain commercial milestones related to future net sales of Viibryd or other products containing vilazadone hydrochloride within specified time periods.

In Cubist Pharmaceuticals, Inc.’s September 2013 acquisition of Trius Therapeutics, Cubist agreed to pay Trius shareholders $13.50 per share in cash plus one non-transferrable contingent value right for each share which represented the contractual right to receive up to $2.00 per share upon the achievement of certain milestones. A holder of a contingent value right was entitled to a cash payment of $1.00 if net sales of certain products in 2016 were greater than $125 million plus an additional amount for each $1 million of net sales of certain products in 2016 that were in excess of $125 million, up to a maximum payment of $2.00 for each contingent value right then held by such holder.

In Daiichi Sankyo Company, Ltd.’s November 2014 acquisition of Ambit Biosciences Corporation, Daiichi agreed to pay Ambit shareholders $15.00 per share in cash plus one contingent value right for each share, which represented the contractual right to receive a cash payment of up to $4.50 per share if certain commercialization related milestones relating to Ambit’s quizartinib product were achieved.

In Sientra, Inc.’s July 2017 acquisition of Miramar Labs, Inc., Sientra agreed to pay Miramar shareholders $0.3149 per share in cash plus one contingent value right per share, which represented the right to receive a cash payment of $0.0147 if cumulative net sales of the miraDry® System after the transaction closing exceeded $50,000,000, and another cash payment of $0.6911 if cumulative net sales of the miraDry® System after the transaction closing exceeded $80,000,000.

The Contingent Value Rights

Each of the five factors relied on by the Staff in the relevant no-action letters are applicable to the CVRs in this transaction. Purchaser and Gurnet Holding Company structured the CVRs to comply with the Staff’s criteria. For each Share tendered in the Offer, a tendering security holder will receive a CVR entitling each holder to receive $0.50 per CVR following approval by the FDA of the New Drug Application for Corplex Donepezil on or prior to March 31, 2020 (the “Milestone”), subject to the terms and conditions of the Contingent Value Rights Agreement (the “CVR Agreement”).

The CVR is an integral part of the consideration to be received in the Offer and the Merger and will be granted to tendering securityholders pro-rata. The CVR represents the right to payments in the manner delineated above. As provided in the CVR Agreement and the Offer to Purchase, the CVRs do not represent any equity or ownership interest in Gurnet, Gurnet Holding Company or the Purchaser and do not have any voting or dividend rights. They also do not bear a stated rate of interest. The CVRs will not be transferable except under the following conditions: (a) upon death of a holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by the book-entry account in respect of the Shares established by the Depositary at The Depository Trust Company; or (e) to Gurnet Holding Company, if at any time a holder abandons all of such holder’s remaining rights in a CVR by transferring such CVR to Gurnet Holding Company without consideration therefor. The CVRs will not be evidenced by any form of certificate or instruments. Any amount ultimately paid to the CVR holders is not dependent on the operating results of the Gurnet Point, Gurnet Holding Company, Gurnet Merger Sub, Inc. or Corium International, Inc. (“Corium”), but rather, is dependent upon the achievement of the Milestone.

Based on the foregoing arguments presented, we respectfully submit that the CVRs are not “securities” required to be registered under the Securities Act.

3.                          Please provide us with an analysis as to how the offer complies with the prompt payment provisions of Exchange Act Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration and the uncertainty of the total consideration to be paid to security holders, respectively. In your analysis, please address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

Prompt Payment Provisions of Rule 14e-1(c)

We believe that the Offer complies with the prompt payment requirements of Rule 14e-1(c). Rule 14e-1(c) provides that “no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of a tender offer.” As set forth in the Offer to Purchase and related Letter of Transmittal, the merger consideration consists of the right to receive $12.50 per Share in cash (the “Closing Amount”) plus one CVR per Share, which represents the contractual right to receive a cash payment of $0.50 per CVR following approval by the FDA of the New Drug Application for Corplex Donepezil on or prior to March 31, 2020, as described in and under the conditions set forth in the CVR Agreement (the Closing Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”). Since the CVRs are not deferred cash payments to Corium stockholders, but instead are contractual rights to receive cash payments if and only if the Milestone (in accordance with terms of the CVR Agreement) is achieved, they will be paid in compliance with the prompt payment rule. As described in the Offer to Purchase, the Offer Price will be paid immediately upon the closing of the Offer.

Once Purchaser pays the Offer Price, accepts the Shares validly tendered and not validly withdrawn in the Offer and enters into the CVR Agreement with Continental Stock Transfer & Trust Company, Inc. (the “Rights Agent”), the rights of holders of CVRs will be fixed under the CVR Agreement. The CVRs represent the binding obligations of Gurnet Holding Company under the CVR Agreement, and holders of CVRs shall be entitled to enforce such obligations from and after the consummation of the Offer and pursuant to the terms of the CVR Agreement. Section 7.4 of the CVR Agreement explicitly states that the holders of CVRs are intended third party beneficiaries of the CVR Agreement. Section 7.4 provides the following:

“Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and Assignees, Successor Person, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing.  The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement.  Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable.”

Additionally, per Section 7.5 of the CVR Agreement, the CVRs are governed by New York law. Under New York law, the rights of a third party beneficiary are enforceable if (1) a valid and binding contract exists between the other parties, (2) the contract was intended for the benefit of the third party beneficiary and (3) the benefit to such third party beneficiary is sufficiently immediate, rather than incidental, to indicate the assumption by the contracting parties of a duty to compensate such third party beneficiary if the benefit is lost. See Synovus Bank of Tampa Bay v. Valley National Bank, 487 F.Supp.2d 360, 368 (S.D.N.Y.2007) (quoting BDG Oceanside, LLC v. RAD Terminal Corp., 14 A.D.3d 472, 473, 787 N.Y.S.2d 388, 390 (2d Dep’t 2005)). Moreover, “New York law requires that the parties’ intent to benefit a third-party be shown on the face of the contract.” Id. (citing Strauss v. Belle Realty Co., 98 A.D.2d 424, 428, 469 N.Y.S.2d 948, 951 (2d Dep’t 1983)). The CVR Agreement satisfies each of the requirements referenced in the cases above.

The Staff has consistently granted no action relief or has not objected to payment of consideration in a tender offer where such consideration includes a contractual right to receive a contingent cash payment upon the achievement of specified milestones in an agreed upon time period. For example, in Boston Scientific’s acquisition of Rubicon Medical Corporation (which involved a tender offer to acquire all outstanding shares of common stock of the company), Boston Scientific proposed to pay, in addition to an upfront cash payment for shares of common stock, an “Additional Payment” to tendering security holders if certain milestones related to FDA approval of a medical device were achieved, with no further action required on the part of the holders. Boston Scientific received a Commission comment letter raising similar concerns raised by the Staff in Comment Number 2. In its May 17, 2005 response letter, Boston Scientific wrote, “The component of consideration represented by the Additional Payments will in fact be paid in compliance with the prompt payment rule, because the consideration is not the cash itself that might be paid in the future, but instead the right to receive the Additional Payments in cash if and only if certain milestones are achieved. Tendering security holders will obtain the right to receive the Additional Payments precisely at the same time as the cash component of the consideration is paid to the security holder in compliance with Rule 14e-1(c).” Boston Scientific thereafter accepted for payment, and paid for, shares of Rubicon in the tender offer, and the consideration paid included the contractual right to receive the Additional Payments upon the achievement of certain FDA approval related milestones. The CVRs are quite similar to the Additional Payments found in Boston Scientific. Like the Additional Payments in Boston Scientific, the cash amounts associated with the CVRs are only payable following approval by the FDA of the New Drug Application for Corplex Donepezil on or prior to March 31, 2020, with no further effort required on the part of the holders. The CVRs will be granted at the same time the cash portion of the consideration is paid to tendering security holders. As a result, we espouse the same view expressed by Boston Scientific in its response letter to the Staff that the receipt by a tendering security holder, upon acceptance of his or her shares in a tender offer, of a contractual right to a contingent future payment is in compliance with the prompt payment standards of Rule 14e-1(c).

Furthermore, we maintain that structuring the total merger consideration into two components of an upfront cash payment and CVRs does not in any way contradict the objectives of Rule 14e-1(c), which was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time and will not unduly burden either the offeror or its depository in their operations after the termination of a tender offer” (Commission Release No. 34-16384, Nov. 29, 1979). Since Gurnet will promptly pay the “consideration” by (a) causing Purchaser to pay the Closing Amount and (b) causing Gurnet Holding Company to enter into the CVR Agreement on or prior to the Offer Acceptance Time, securities tendered by Corium security holders will not be “tied up” for an unreasonable length of time.

Bearing all of this in mind, we submit that the offer satisfies the prompt payment requirements provided by Rule 14e-1(c).

Item 1004(a) of Regulation M-A

Regulation M-A Item 1004(a) requires that the bidder disclose the material terms of the transaction. Per Item 1(ii) of Regulation M-A Item 1004(a), such disclosure includes the amount and type of consideration being offered to security holders. This information is discussed at length throughout various sections of the Offer to Purchase. On the Cover Page, the Closing Amount and the existence of the CVRs are discussed. The CVRs are then described in further detail in the body of the Offer to Purchase. For example, on pages 48 and 49 of the Offer to Purchase, under the paragraph titled “CVR Agreement”, we disclose the following information:

“At or prior to the Offer Acceptance Time, Parent and Continental Stock Transfer & Trust Company will enter into a Contingent Value Rights Agreement. Pursuant to the CVR Agreement, each holder of a CVR will be entitled to receive $0.50 per Share, upon the approval of the New Drug Application for Corplex Donepezil by the U.S. Food and Drug Administration, on or prior to March 31, 2020 (such approval, the “CVR Payment Event”). The CVR Agreement requires Parent to cause the Surviving Corporation to use reasonable efforts (as defined in the CVR Agreement) to reach the CVR Payment Event.”

4.                          Given the statement on page 15 that “[w]e were organized solely in connection with the Offer and the Merger and, prior to the Offer Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger [and]…through Gurnet, we will have sufficient funds available to purchase all Shares validly tendered (and not withdrawn) in the Offer…” please provide us with a legal analysis that explains the basis for the position that the financial condition of Gurnet is immaterial to a stockholder’s decision whether or not to participate in the tender offer.

Purchaser, Gurnet Holding Company and Gurnet respectfully submit that the financial condition of Gurnet is not material to a stockholder’s decision with respect to the Offer for the following reasons:

a.              Gurnet is an investment fund and has no business operations other than investing. Therefore, only the Gurnet commitment letter, dated October 11, 2018 (the “Commitment Letter”), provided by Gurnet to Gurnet Holding Company in connection with the Offer and the transaction, which has been filed as an exhibit to the Schedule TO, is relevant to stockholders.

b.              We note the following: (i) pursuant to the terms of the Commitment Letter, Gurnet has agreed to pay, or cause to be paid, to Gurnet Holding Company in immediately available funds, an aggregate of cash sufficient to enable Gurnet Holding Company to pay (a) the Offer Price for all Shares validly tendered and not withdrawn pursuant to the Offer, (b) the Merger Consideration for all Corium common stock, (c) all amounts payable pursuant to Section 2.08(a) of the Merger Agreement with respect to the Vested Company Stock Options and Vested Company RSUs and (d) all related fees and expenses of Gurnet Holding Company; and (ii) the committed and undrawn capital of Gurnet exceeds the amount of its aggregate commitment to provide financing for the Offer pursuant to the Commitment Letter. Gurnet proposes to amend the Offer to Purchase by disclosing the statement made in clause (ii) of this paragraph.

c.               Under the terms of the Commitment Letter, in the event the conditions to the Offer have been satisfied and the Purchaser is required to consummate the Offer, Gurnet has the obligation to fund and Corium has the right pursuant to the Commitment Letter provided by Gurnet to obtain specific performance against Gurnet to fund the full amount of the financing (which will be up to $500 million, or such lesser amount, which when aggregated with the Company’s cash on hand as of the Closing, suffices to fully fund the Offer Price for all Shares validly tendered and not withdrawn pursuant to the Offer, the Merger Consideration for all Corium common stock outstanding immediately prior to the Effective Time, all amounts payable pursuant to Section 2.08(a) of the Merger Agreement with respect to the Vested Company Stock Options and Vested Company RSUs and all related fees and expenses of Gurnet Holding Company, or the amount of  any monetary damages due upon a final, non-appealable judgment obtained by Corium against Gurnet Holding Company for monetary damages for willful breach of the Merger Agreement).

d.              Stockholders will receive solely cash for tendered Shares and not stock or other securities of Gurnet. As a result, information with respect to the financial condition of Gurnet would not be meaningful to any Corium stockholders as such stockholders will have no ongoing interest in the business and operations of Gurnet after the consummation of the Offer.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	James Singleton
President
Gurnet Merger Sub, Inc.